UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                     The Aegis Consumer Funding Group, Inc.

                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   00760G 10 4
                                 (CUSIP Number)

                              III Offshore Advisors
                                 191 Manor Drive
                                     Suite 3
                               Stateline, NV 89449
                                 (702) 588-9453

                                  III Fund Ltd.
                           c/o Admiral Administration
                               P.O. Box 32021 SMB
                          Anchorage Center - 2nd Floor
                        Grand Cayman, Cayman Island, BWI
                                 (345) 949-0704

                                 III Global Ltd.
                           c/o Admiral Administration
                               P.O. Box 32021 SMB
                          Anchorage Center - 2nd Floor
                        Grand Cayman, Cayman Island, BWI
                                 (345) 949-0704

                    The High Risk Opportunities Hub Fund Ltd.
                           c/o Admiral Administration
                               P.O. Box 32021 SMB
                          Anchorage Center - 2nd Floor
                        Grand Cayman, Cayman Island, BWI
                                 (345) 949-0704

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 27, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement: ____ . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-l(a) for other parties to whom copies should be sent.

The remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Name of reporting person; S.S. or I.R.S. identification no. of above person.

III Offshore Advisors ("III"), III Fund Ltd. ("Fund"), III Global ("Global") and High Risk Opportunities Hub Fund Ltd. ("HRO")

2. Check the appropriate box if a member of a group.* (a) ___ (b)_X_

3. SEC use only.

4. Source of funds.*

WC

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

6. Citizenship or place of organization.

III is a Nevada general partnership. Fund, Global and HRO are all Cayman Islands limited liability companies.

7. Number of shares beneficially owned by each reporting person with sole voting power.

7,286,926 shares of common stock owned directly by Fund with III acting as investment advisor.

Approximately 1,850,681 shares of common stock as of August 27, 1998, owned indirectly through Series C Preferred Stock by Fund with III acting as investment advisor.

5,849,061 shares of common stock owned directly by Global with III acting as investment advisor.

Approximately 1,388,011 shares of common stock as of August 27, 1998, owned indirectly through Series C Preferred Stock by Global with III acting as investment advisor.

HRO has sold its 13,135,987 shares of Aegis Common stock and 21 shares of Series C Aegis Preferred stock to Global and Fund.

**PLEASE SEE EXHIBIT "A" ATTACHED HEREWITH FOR FORMULA USED IN DETERMINING COMMON STOCK OWNED INDIRECTLY THROUGH SERIES C PREFERRED STOCK -- the percentage owned will vary over time with changes in the stock price.**

8. Number of shares beneficially owned by each reporting person with shared voting power.

None

9. Number of shares beneficially owned by each reporting person with sole dispositive power.

7,286,926 shares of common stock owned directly by Fund with III acting as investment advisor.

Approximately 1,850,681 shares of common stock as of August 27, 1998, owned indirectly through Series C Preferred Stock by Fund with III acting as investment advisor.

5,849,061 shares of common stock owned directly by Global with III acting as investment advisor.

Approximately 1,388,011 shares of common stock as of August 27, 1998, owned indirectly through Series C Preferred Stock by Global with III acting as investment advisor.

10. Number of shares beneficially owned by each reporting person with shared dispositive power.

None

11. Aggregate amount beneficially owned by each reporting person.

7,286,926 shares of common stock owned directly by Fund with III acting as investment advisor.

Approximately 1,850,681 shares of common stock as of August 27, 1998, owned indirectly through Series C Preferred Stock by Fund with III acting as investment advisor.

5,849,061 shares of common stock owned directly by Global with III acting as investment advisor.

Approximately 1,388,011 shares of common stock as of August 27, 1998, owned indirectly through Series C Preferred Stock by Global with III acting as investment advisor.

13,135,987 shares of common stock owned by III acting as investment advisor for Fund and Global.

Approximately 3,238,692 shares of common stock owned indirectly through Series C Preferred Stock by III acting as investment advisor for Fund and Global.

12. Check box if the aggregate amount in Row (11) excludes certain shares.*

Not applicable

13. Percent of class presented by amount in Row (11).

21.9%     (7,286,926/33,238,692)  -directly owned by Fund
 5.6%     (1,850,611/33,238,692)  -indirectly owned by Fund
27.5%     (9,137,537/33,238,692)  -direct and indirectly owned by Fund

17.6%     (5,849,061/33,238,692)  -directly owned by Global
 4.2%     (1,388,011/33,238,692)  -indirectly owned by Global
21.9%     (7,277,072/33,238,692)  -direct and indirectly owned by Global

00.0%     (        0/33,238,692)  -directly owned by III as investment advisor
49.3%     (16,374,679/33,238,692) -indirectly owned by III as investment advisor
49.3%     (16,374,679/33,238,692) -direct and indirectly owned by III as investment advisor

14. Type of reporting person.*

III - PN    Fund - CO  Global - CO   HRO - CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer

     This statement relates to shares of common stock (CUSIP No. 00760G 10 4) of The Aegis Consumer Funding Group, Inc. a Delaware corporation (the "Company"), that are held directly by Fund and Global and are issuable to Fund and Global, with investment advice by III, upon conversion of Series C Preferred Stock, held by Fund and Global respectively. The Company's executive officers are located at 200 North Cobb Parkway, Suite 428, Marietta, GA. 30062.

Item 2.  Identity and Background

         (a) The names of the entities filing this statement are III Offshore Advisors ("III"), a Nevada general partnership, III Fund Ltd. ("Fund"), a Cayman Island limited liability company, III Global Ltd. ("Global"), a Cayman Island limited liability company and The High Risk Opportunities Hub Fund Ltd. ("HRO"), a Cayman Island limited liability company, and this statement is being filed on behalf of all four (4) entities.

         (b) III's address is P.O. Box 1340, Zephyr Cove, Nevada 89448; Fund's, Global's and HRO's address are c/o Admiral Administration, P.O. Box 32021 SMB, Anchorage Center- 2nd Floor, Grand Cayman, Cayman Islands, B.W.I.

         (c) III is registered CTA and investment advisor to several offshore funds. Fund and Global are offshore investment vehicles through which investors can have access to proprietary "defined risk" trading strategies developed by the principals of III.

         (d) During the past five years, neither III, Fund, Global nor HRO have been convicted in any criminal proceeding.

         (e) During the past five years, neither III, Fund, Global nor HRO have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) III is a Nevada general partnership. Fund, Global and HRO are Cayman Island limited liability companies.

Item 3.  Source and Amount of Funds or Other Consideration

         Fund and Global financed the acquisition of the shares of common stock of the Company with working capital.

Item 4.  Purpose of Transaction.

         Fund and Global have acquired the shares for investment purposes from HRO. On August 27 1998, Fund and Global entered into agreements to purchase 7,286,926 and 5,849,061 shares of Aegis Common Stock respectively, at a purchase price of approximately $.20 per share. In addition, as of the same date Fund and Global entered into agreements with HRO to purchase

12 and 9 shares of Series C Preferred Aegis Stock, from HRO at a price of $370,136.28 and $277,602.21 respectively. As of August 27, 1998, Fund's and Global's Series C Preferred Aegis Stock, are convertible into 1,850,681 and 1,388,011 shares of common stock of Issuer, respectively. Accordingly, III owned indirectly 16,374,679 shares of Aegis Common stock, representing 49.3% of the total outstanding common stock of Issuer.

Item 5.  Interest in Securities of the Issuer

         (a) III, Fund and Global are the beneficial owners in the aggregate of 16,374,679 shares of common stock of the Issuer, representing in the aggregate
49.3 percent of such class. Fund is the beneficial owner of 9,137,537 shares of common stock of the Issuer, representing in the aggregate 27.5 percent of such class. Global is the beneficial owner of 7,277,072 shares of common stock of the issuer, representing in the aggregate 21.9% of such class. III is a beneficial owner, in that it has the right to acquire sole voting and investment power within less than sixty (60) days over said securities (since III can terminated on 30 days' notice to III by Fund or Global), of 16,374,679 shares of common stock of the Issuer, representing in the aggregate 49.3 percent of such class.

         (b) III, Fund and Global have in the aggregate the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 16,374,679 shares of common stock of the Issuer; Fund and Global have the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 9,137,537 and 7,277,072 shares of common stock of the Issuer respectively; Fund and Global have the contingent sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 9,137,537 and 7,277,072 shares of common stock of the Issuer, respectively. Neither III, Fund or Global are the beneficial owners of any shares of the capital stock of the Issuer in which they share the power to vote or to direct the vote or share the power to dispose or direct the disposition of shares.

         (c) Neither III, Fund, Global or HRO have effected any transactions in the shares of common stock of the company during the past 60 days.

         (d) Not applicable

         (e) On August 27, 1998 HRO ceased to be a beneficial owner of more than five percent of the Issuer's securities. In fact, HRO has sold its entire interest in the Issuer's securities to Fund and Global.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         III , Global and Fund have no contracts, arrangements, understandings or relationships between themselves with respect to any securities of the Issuer which relate to such matters as transfer or voting of any such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and no such contract, arrangement, understanding or relationship exists between or among them and the Issuer. However, III has in the past consulted, and can in the future be expected to consult between themselves and with other members of the Issuer's management concerning their respective investments in the Issuer. Warren B. Mosler, who indirectly is a general partner of III, and Robert H. Fasulo, a principal of III, both serve on Aegis' board of directors as of July 23, 1998.

Item 7. Material to be filed as Exhibits

         Please see Exhibit "A" attached hereto, which demonstrates the conversion formula for the remaining 21 shares of Series C Preferred stock owned by Fund and Global, as if the conversion occurred on August 27, 1998.

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         8/28/98                            /s/ ROBERT H. FASULO
-----------------------------             -----------------------------------
                 Date                                  Signature



                                          -----------------------------------
                                                      Name/Title
                                               Robert H. Fasulo, C.F.O.
                                                III OFFSHORE ADVISORS


         8/28/98                            /s/ ROBERT H. FASULO
-----------------------------             -----------------------------------
                 Date                                  Signature



                                          -----------------------------------
                                                      Name/Title
                                               Robert H. Fasulo, C.F.O.
                                                III OFFSHORE ADVISORS,
                                            Investment advisor to III Fund


         8/28/98                            /s/ ROBERT H. FASULO
-----------------------------             -----------------------------------
                 Date                                  Signature



                                          -----------------------------------
                                                      Name/Title
                                               Robert H. Fasulo, C.F.O.
                                                III OFFSHORE ADVISORS,
                                           Investment advisor to III Global

         8/28/98                            /s/ ROBERT H. FASULO
-----------------------------          --------------------------------------
                 Date                                  Signature



                                       --------------------------------------
                                                      Name/Title
                                               Robert H. Fasulo, C.F.O.
                                                III OFFSHORE ADVISORS,
                                                Investment advisor to
                                       THE HIGH RISK OPPORTUNITIES HUB FUND LTD.



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. SS.1001)

                                                                       EXHIBIT A

                     THE AEGIS CONSUMER FUNDING GROUP, INC.
                      PERFERRED SERIES C CONVERTIBLE STOCK
                            III FUND AND III GLOBAL
                         THROUGH III OFFSHORE ADVISORS
                               CONVERSION FORMULA

Conversion Formula:

Initial date funds were received       01/30/96
Conversion date                        08/27/98

Number of Days Outstanding = N              940
                                     ==========

Conversion Price = the lesser of (i) 100% of 6.245 or (ii) .85 times the average Closing Bid Price for the five (5) trading days immediately preceding the date of Conversion.

Closing Bid Averages:

            08/20/98                    0.10000
            08/21/98                    0.10000
            08/24/98                    0.10000
            08/25/98                    0.10000
            08/26/98                    0.06000
                                     ----------
                    Total               0.46000
                                     ==========

            5 Day Average               0.09200

                    Times                  0.85
                                     ----------

    Therefore Conversion Price =     0.07820000
                                     ==========


  ((0.08)*940/365)*(10000)+10000)
-----------------------------------
                0.0782



               12,060.27
               ---------     OR      154,223.45
                0.0782


Number of Common Stock per Share     154,223.45
Number of Preferred Stock                    21
                                     ----------
Common Stock Equivalents           3,238,692.50
                                   ============
Common Stock to be Issued             3,238,692
                                   ============